UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

13781Y 103

(CUSIP Number)

Michael Racich

1601 Washington Avenue, Suite 800

Miami Beach, Florida 33139

(203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13781Y 103	SCHEDULE 13D	Page 2 of 10

1.	Name of Reporting Persons Barry S. Sternlicht
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place or Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,865,517(1)
	8.	Shared Voting Power 27,708,333 (1)
	9.	Sole Dispositive Power 4,865,517 (1)
	10.	Shared Dispositive Power 27,708,333 (1)

11.	Aggregate Amount Beneficially Owned by Each Person 32,573,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 18.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.
(2)

Percentage is calculated based on 176,776,824 shares of Class A Common Stock issued and outstanding as of June 9, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on June 9, 2021 plus shares of Class A Common Stock underlying the Private Placement Warrants (as defined herein).

CUSIP NO. 13781Y 103	Page 3 of 10

1.	Name of Reporting Persons Jaws Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place or Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,708,333(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,708,333(1)

11.	Aggregate Amount Beneficially Owned by Each Person 27,708,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 15.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Percentage is calculated based on 176,776,824 shares of Class A Common Stock issued and outstanding as of June 9, 2021, as reported on the Issuer’s Current Report on Form 8-K, filed on June 9, 2021 plus shares of Class A Common Stock underlying the Private Placement Warrants (as defined herein).

CUSIP NO. 13781Y 103	SCHEDULE 13D	Page 4 of 10

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Cano Health, Inc. a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 9725 NW 117th Avenue, Suite 200, Miami, FL 33178.

Item 2. Identity and Background.

(a)

This Statement is filed on behalf of Barry Stuart Sternlicht (“Mr. Sternlicht”) and Jaws Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons” in this Statement.

This Statement relates to (i) shares of Class A Common Stock, par value $0.0001 per share (the “Class B Common Stock”) of the Issuer, which were issued in exchange for the Sponsor’s Class B ordinary shares, par value $0.0001 (the “Class B Ordinary Shares”) originally issued pursuant to that certain Securities Subscription Agreement, dated as of January 13, 2020, by and between Jaws Acquisition Corp., a Cayman Islands exempted company (“Jaws”) and the Sponsor (the “Securities Subscription Agreement”); (ii) private placement warrants exercisable for shares of Class A Common Stock on a one-to-one basis (the “Private Placement Warrants”) pursuant to the Private Placement Warrants Purchase Agreement, dated as of May 13, 2020, by and between Jaws and the Sponsor (the “Private Placement Warrants Purchase Agreement”); and (iii) shares of Class A Common Stock issued in a private placement (the “PIPE Class A Common Stock”) pursuant to that certain Subscription Agreement, dated as of November 11, 2020, by and between Jaws and Sponsor, as subsequently assigned to Jaws Equity Owner 146, LLC (the “PIPE Class A Common Stock Subscription Agreement”).

Mr. Sternlicht controls the Sponsor, and as such has voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have beneficial ownership of such securities held directly by Jaws Equity Owner 146, LLC, a Delaware limited liability company (“Jaws Equity Owner”), and is wholly owned and controlled by Mr. Sternlicht and, as such, may be deemed to have beneficial ownership of the securities held directly by Jaws Equity Owner.

(b)	The address of the principal business and principal office of each of the Reporting Persons 1601 Washington Avenue, Suite 800, Miami Beach, Florida 33139.

(c)	The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b).

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sternlicht is a citizen of the United States. Sponsor is a Delaware limited liability company.

Item 3. Source of Funds.

The Sponsor acquired the Class B Ordinary Shres, the Private Placement Warrants and the PIPE Class A Common Stock in exchange for cash consideration in the amount of $25,000, $15,800,000 and $49,000,000, respectively. The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

CUSIP NO. 13781Y 103	Page 5 of 10

Item 4. Purpose of Transaction.

The information set forth in Items 2 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

Founder Shares

In connection with the organization of the Issuer, the Sponsor purchased 8,625,000 Class B Ordinary Shares pursuant to the Securities Subscription Agreement. On April 24, 2020, May 8, 2020 and May 13, 2020, the Issuer effected share capitalizations resulting in the Sponsor holding an aggregate of 17,250,000 Class B Ordinary Shares. Prior to the Issuer’s initial public offering (“IPO”), the Sponsor transferred 125,000 Class B Ordinary Shares to certain independent directors of the Issuer. As described in the Issuer’s definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) included in Jaws’ Registration Statement on Form S-4 (File No. 333-252414), filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2021, as amended, pursuant to the Domestication, as defined in the Proxy Statement/Prospectus, the Class B Ordinary Shares automatically converted by operation of law into shares of Class A Common Stock on a one-for-one basis upon the closing of the Issuer’s Business Combination. The Sponsor holds 17,175,000 shares of Class A Common Stock as a result of such conversion.

Private Placement Warrants

In connection with the Issuer’s IPO, pursuant to the Private Placement Warrant Purchase Agreement, the Sponsor acquired 9,333,333 Private Placement Warrants. On May 14, 2020, in connection with the underwriters’ full exercise of their over-allotment option, the Sponsor acquired an additional 1,200,000 Private Placement Warrants, and holds, collectively, an aggregate number of 10,533,333 Private Placement Warrants.

Each whole Private Placement Warrant is exercisable for one share of Class A Common Stock at a price of $11.50 per share. The Private Placement Warrants are identical to the Public Warrants, as defined in the Warrant Agreement, dated May 18, 2020 by and between Jaws and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) except that so long as they are held by the Sponsor or any of its Permitted Transferees (as defined) the Private Placement Warrants: (i) may be exercised for cash or on a cashless basis, (ii) subject to certain limited exceptions, will be subject to transfer restrictions until thirty (30) days following consummation of the Issuer’s Business Combination, as defined below, and (iii) are not subject to being called for redemption (except in certain circumstances). The summary of such Private Placement Warrants Purchase Agreement and Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as an exhibit hereto.

PIPE Class A Common Stock

Pursuant to the PIPE Class A Common Stock Subscription Agreement, the Sponsor purchased 4,900,000 shares of Class A Common Stock for an aggregate purchase price of $49,000,000, which was subsequently assigned in its entirety to Jaws Equity Owner, LLC. Thereafter, 34,483 shares of Class A Common Stock were assigned to various individuals in connection with the consummation of the Business Combination, as defined below. Jaws Equity Owner, LLC holds 4,865,517 shares of PIPE Class A Common Stock.

Business Combination Agreement

On June 3, 2021 (the “Closing Date”), Jaws, the predecessor company to the Issuer, consummated the previously announced business combination pursuant to the terms of the Business Combination Agreement, dated as of November 11, 2020 (as amended, the “Business Combination Agreement”) by and among Jaws and the parties thereto.

CUSIP NO. 13781Y 103	Page 6 of 10

Pursuant to the Business Combination Agreement, on the Closing Date, Jaws changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which Jaws changed its name to “Cano Health, Inc.” Following the Domestication of Jaws to the State of Delaware, Jaws acquired certain equity interests of Primary Care (ITC) Intermediate Holdings, LLC (“PCIH”) from Primary Care (ITC) Holdings, LLC, its sole member, by way of its wholly-owned subsidiary, Jaws Merger Sub, LLC, a Delaware limited liability company, merging with and into PCIH, and becoming a direct subsidiary of the Issuer as a result thereof (the “Business Combination”).

Subscription Agreement

In connection with the Business Combination, the Issuer and certain investors entered into subscription agreements whereby the investors agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to such investors, immediately prior to the Closing Date, an aggregate amount of 80,000,000 shares of the Issuer’s Class A Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $800,000,000.

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6. The description of the PIPE Class A Common Stock Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Insider Letter Agreement

On May 18, 2020, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the Issuer’s directors and officers, including Mr. Sternlicht. Pursuant to the Letter Agreement, the Issuer agreed to not enter into a definitive agreement regarding a Business Combination, as defined, without the prior consent of the Sponsor. In addition, the Sponsor and Mr. Sternlicht agreed that if the Issuer seeks stockholder approval of a proposed Business Combination, each will vote all shares held by it in favor of such Business Combination.

Pursuant to the Letter Agreement, the Sponsor and Mr. Sternlicht agreed not to transfer any Class B Ordinary Shares until the earliest of (A) one year after the completion of the initial business combination and (B) the date following the completion of an initial business combination on which Jaws completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Common Stock unless if, subsequent to a business combination, the closing price of the Class A Common Stock equaled or exceeded $12.00 per share for any 20 trading days within a 30-trading day period commencing at least 150 days after Jaws’ initial business combination.

Under the Letter Agreement, the Sponsor agreed that in the event of the liquidation of the Trust Account (as defined in the Letter Agreement) of Jaws, it will indemnify and hold harmless Jaws against any and all loss, liability, claim, damage and expense as a result of any claim by (i) any third party for services rendered or products sold to Jaws, or by any prospective target business with which Jaws has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes; provided that such indemnity shall not apply if such third party or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as an exhibit hereto.

Item 5. Interests in Securities of the Issuer.

(a)

Aggregate number and percentage of securities. The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 176,776,824 shares of Class A Common Stock as outstanding as of June 9, 2021 plus shares of Class A Common Stock underlying the Private Placement Warrants, as is set forth in boxes 11 and 13 of the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

CUSIP NO. 13781Y 103	Page 7 of 10

Shares reported as beneficially owned herein include shares of Class A Common Stock received or receivable in respect of: (i) 4,865,517 shares of PIPE Class A Common Stock; (ii) 10,533,333 Private Placement Warrants; and (iii) 17,175,000 Class B Ordinary Shares.

(b)

Power to vote and dispose. The amounts of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)

Except as set forth herein, including in Items 3, 4 and 6 which are incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days.

(d)

Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated by reference in its entirety into this Item 6.

Investor Agreement

At the closing of the Business Combination (the “Closing”), the Issuer, Primary Care (ITC) Intermediate Holdings, LLC and certain equityholders and officers and directors of the Issuer (including the Reporting Persons, InTandem, Cano America, and each of the directors and executive officers of the Issuer (the “Investors”) and the independent directors of Jaws prior to the Closing (the “Jaws Directors”)) entered into the Investor Agreement, dated as of June 3, 2021, which terminated and replaced the Original Registration Rights Agreement and pursuant to which, among other things, the Sponsor and certain of Jaws’ directors and officers were granted certain registration rights and certain preemptive rights with respect to their respective shares of the Company’s Class A Common Stock. In addition, each of Primary Care (ITC) Intermediate Holdings, LLC, the Investors and the Jaws Directors agreed not to transfer certain securities during the six-month period following the Closing, subject to certain customary exceptions. If, following the Closing Date, the last reported sales price of the Class A Common Stock exceeds $12.00 per share on each of at least 20 trading days within a consecutive 30 trading day period, the foregoing restrictions shall immediately terminate and be of no further force or effect.

The foregoing description of the Investor Agreement does not purport to be complete and is qualified in its entirety by the full text of the Investor Agreement, a copy of which is attached hereto and is incorporated by reference, and by that certain Current Report on Form 8-K, filed on June 9, 2021.

Item 7. Material to be Filed as Exhibits.

A.	Joint Filing Agreement

CUSIP NO. 13781Y 103	Page 8 of 10

B.	Private Placement Warrants Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K, filed with the SEC on May 18, 2020).

C.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).

D.	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form S-4/A, filed with the SEC on April 28, 2021).

E.	Business Combination Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).

F.	Sponsor Letter Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s current report on Form 8-K, filed with the SEC on November 11, 2020).

CUSIP NO. 13781Y 103	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2021

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlicht
Barry Stuart Sternlicht

JAWS SPONSOR, LLC

By:	/s/ Michael Racich
Michael Racich
Title:	Chief Financial Officer